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                  June 16, 2021

       Robert Haiman
       Executive Vice President, General Counsel and Secretary
       ASHFORD HOSPITALITY TRUST INC
       14185 Dallas Parkway, Suite 1100
       Dallas, Texas 75254

                                                        Re: ASHFORD HOSPITALITY
TRUST INC
                                                            Registration
Statement on Form S-11
                                                            Filed June 9, 2021
                                                            File No. 333-256916

       Dear Mr. Haiman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Real Estate & Construction
       cc:                                              Gregory P. Patti